

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

RA Session II
President and Chief Executive Officer
Taysha Gene Therapies, Inc.
2280 Inwood Road
Dallas, TX 75235

**Re: Taysha Gene Therapies, Inc.**
**Form S-1**
**Exhibit Nos. 10.1, 10.2, 10.3 and 10.4**
**Filed September 2, 2020**
**File No. 333-248559**

Dear Mr. Session:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance